EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces
 2012 First quarter Results

Netanya, Israel, May 17, 2012 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the quarter ended March 31, 2012.

2012 First quarter Results

Revenues totaled $3.7 million, a 53% decrease when compared with  $7.8 million in the first quarter of 2011.

Gross Profit totaled $1 million, a 60% decrease when compared with $2.5 million in the first quarter of 2011.

Operating expenses totaled $1.6 million, a 20% decrease when compared with $2 million in the first quarter of 2011.

Financial Expenses totaled $236,000 compared with financial expenses of $152,000 in the first quarter of 2011.

As a result, the Company reported a loss of $840,000, or $0.09 per share, for the first quarter of 2012 compared to net profit of $393,000 or $0.04 per share, for the first quarter of 2011.

Management Comment

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, “As explained in our 2011 annual report, we experienced a reduction in sales in 2011 due to the suspension of activity in two major programs. We maintain our expectations that both these programs will resume during the second quarter of 2012.  We are continuing to maintain a high level of research and development investment, as we did during 2011 and 2010, and expect that our Inertial Navigation and the Radar product lines will become the major growth drivers for the Company in the future.”

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in Data Recording and Management (Digital Video & Data Recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Radar Sensors for active protective systems for land vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd. Tel: +972-9-8921111 Shiri.Lazarovich@rada.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

ASSETS	March 31, 2012	December 31, 2011
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$1,404	$1,107
Restricted cash	912	1,385
Trade receivables (net of allowance for doubtful accounts of $ 7 at March 31, 2012 and at December 31, 2011 respectively)	6,139	6,920
Costs and estimated earnings in excess of billings on uncompleted contracts	888	814
Other receivables and prepaid expenses	894	727
Inventories	8,609	7,655

Total current assets	18,846	18,608

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,556	1,563

PROPERTY, PLANT AND EQUIPMENT, NET	3,147	3,277

OTHER ASSETS:
Intangible assets, net	116	155
Goodwill	587	587

Total other assets	703	742

Total assets	$24,252	$24,190

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank Credit and current maturities of long-term loans	$3,893	$6,338
Trade payables	2,212	2,380
Convertible note from a shareholder, net	2,868	2,810
Other accounts payable and accrued expenses	4,884	4,126

Total current liabilities	13,857	15,654

LONG-TERM LIABILITIES:
Loans from shareholders, net	2,168	176
Accrued severance pay and other long term liability	508	516

Total long-term liabilities	2,676	692

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at March 31, 2012 and December 31, 2011; Issued and outstanding: 8,918,647 at March 31, 2012 and at December 31, 2011 respectively.	119	119
Additional paid-in capital	70,885	70,176
Accumulated other comprehensive income	451	443
Accumulated deficit	(64,354)	(63,514)
Total RADA shareholders’ equity	7,101	7,224
Noncontrolling interest	618	620
Total equity	7,719	7,844
Total liabilities and equity	$24,252	$24,190

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011
	(unaudited)		(audited)

Revenues	3,672	7,787	$19,405

Cost of revenues	2,677	5,298	13,800

Gross profit	995	2,489	5,605

Operating expenses:
Research and development	651	669	2,543
Marketing and selling	388	748	2,106
General and administrative	564	530	1,997

Total operating expenses	1,603	1,947	6,646

Operating profit (loss)	(608)	542	(1,041)
Financial expenses, net	236	152	478

net income (loss)	(844)	390	(1,519)

Less: attributable to Noncontrolling interest	4	3	(7)

Net income (loss) attributable to RADA Electronic Industries’ shareholders	$(840)	$393	(1,526)

Basic and diluted net income (loss) per share	$(0.09)	$0.04	$(0.17)
Weighted average number of Ordinary shares used for computing basic and diluted net income (loss) per share	8,918,647	8,883,524	8,899,161